                        STOCK PURCHASE AND SALE AGREEMENT



                                  by and among



                          INTERNATIONAL FRANCHISE CORP.
                                    as Buyer,


                                       and


                          COOLBRANDS INTERNATIONAL INC.
                                       and
                             INTEGRATED BRANDS INC.,
                                 as Stockholders





                                December 23, 2005

                                TABLE OF CONTENTS


                                                                                                                Page
                                                                                                                ----



Article I - PURCHASE AND SALE OF COMPANY SHARES; CLOSING..........................................................2
         Section 1.1.    Purchase and Sale of Company Shares......................................................2
         Section 1.2.    Time and Place of Closing................................................................2
         Section 1.3.    Deliveries at Closing....................................................................2
         Section 1.4.    Additional Consideration.................................................................3

Article II - REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES...............................................4
         Section 2.1.    Existence; Good Standing; Authority......................................................4
         Section 2.2.    Capitalization...........................................................................5
         Section 2.3.    Litigation...............................................................................6
         Section 2.4.    Intellectual Property....................................................................6
         Section 2.5.    Consents and Approvals...................................................................6
         Section 2.6.    Brokers..................................................................................6
         Section 2.7.    Compliance with U.S. Franchise Laws......................................................7
         Section 2.8.    Properties; Absence of Lien and Debt.....................................................7
         Section 2.9.    Taxes....................................................................................7
         Section 2.10.   Included Franchise Business Trust Funds..................................................7
         Section 2.11.   Liabilities..............................................................................7
         Section 2.12.   Disclaimer of Other Representations and Warranties; Knowledge; Disclosure................7

Article III - REPRESENTATIONS AND WARRANTIES REGARDING THE STOCKHOLDERS...........................................9
         Section 3.1.    Company Shares...........................................................................9
         Section 3.2.    Authority................................................................................9

Article IV - REPRESENTATIONS AND WARRANTIES OF BUYER.............................................................10
         Section 4.1.    Existence; Good Standing; Authority.....................................................10
         Section 4.2.    No Conflict.............................................................................10
         Section 4.3.    Consents and Approvals..................................................................10
         Section 4.4.    Litigation..............................................................................11
         Section 4.5.    Financing...............................................................................11
         Section 4.6.    Brokers.................................................................................11
         Section 4.7.    Investment Intent.......................................................................11
         Section 4.8.    Inspection; No Other Representations....................................................12

Article V - CERTAIN COVENANTS OF BUYER AND THE STOCKHOLDERS......................................................12
         Section 5.1.    Conduct of Business Prior to Closing....................................................12
         Section 5.2.    Access to Information...................................................................12
         Section 5.3.    Regulatory and Other Authorizations; Consents...........................................12

         Section 5.4.    Reorganization..........................................................................13
         Section 5.5.    Further Action..........................................................................14
         Section 5.6.    Press Releases..........................................................................14
         Section 5.7.    Notice of Certain Facts.................................................................14
         Section 5.8.    Cooperation with Respect to Actions.....................................................14

Article VI - ADDITIONAL COVENANTS................................................................................14
         Section 6.1.    Employees; Benefits.....................................................................14
         Section 6.2.    Conveyance Taxes; Costs.................................................................15
         Section 6.3.    Books and Records.......................................................................15
         Section 6.4.    Cooperation for Tax Matters.............................................................16
         Section 6.5.    Tax Returns and Payment.................................................................16
         Section 6.6.    Officers' and Directors' Indemnification................................................17

Article VII - CONDITIONS TO CLOSING..............................................................................18
         Section 7.1.    Conditions to Obligations of the Stockholders...........................................18
         Section 7.2.    Conditions to Obligations of Buyer......................................................19

Article VIII - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION.......................................20
         Section 8.1.    Survival................................................................................20
         Section 8.2.    Indemnification by the Stockholders.....................................................20
         Section 8.3.    Indemnification by Buyer................................................................23
         Section 8.4.    Treatment of Indemnity Payments.........................................................25
         Section 8.5.    Remedies Exclusive......................................................................25

Article IX - TERMINATION.........................................................................................26
         Section 9.1.    Termination.............................................................................26
         Section 9.2.    Effect of Termination...................................................................26
         Section 9.3.    Waiver..................................................................................26

Article X - GENERAL PROVISIONS...................................................................................27
         Section 10.1.   Notices.................................................................................27
         Section 10.2.   Fees and Expenses.......................................................................28
         Section 10.3.   Certain Definitions.....................................................................28
         Section 10.4.   Interpretation..........................................................................29
         Section 10.5.   Counterparts............................................................................29
         Section 10.6.   Amendments..............................................................................30
         Section 10.7.   Entire Agreement; Severability..........................................................30
         Section 10.8.   Third Party Beneficiaries...............................................................30
         Section 10.9.   Governing Law...........................................................................30
         Section 10.10.  Assignment..............................................................................30
         Section 10.11.  Consent to Jurisdiction; Waiver of Jury Trial...........................................30
         Section 10.12.  Mutual Drafting.........................................................................31
         Section 10.13.  Remedies................................................................................31

                                    SCHEDULES
                                    ---------


Schedule 2.1(a)            Organization and Good Standing
Schedule 2.2               Capitalization
Schedule 2.3               Litigation
Schedule 2.4               Intellectual Property
Schedule 2.5(a)            Government Consents
Schedule 2.5 (b)           Third-Party Consents
Schedule 2.8               Encumbrances
Schedule 2.10              Included Franchise Business Trust Funds
Schedule 4.2               Conflicts of Buyer
Schedule 4.3(a)            Buyer Government Consents
Schedule 4.3(b)            Buyer Third-Party Consents
Schedule 4.4               Buyer Litigation
Schedule 6.1               U.S. Hired Employees and Severance Arrangements

                        STOCK PURCHASE AND SALE AGREEMENT


         This STOCK PURCHASE AND SALE AGREEMENT (this "Agreement") is dated as of December 23, 2005 by and among, International Franchise Corp., an Ontario corporation ("Buyer"), Integrated Brands Inc., a New Jersey corporation ("IB"), and CoolBrands International Inc., a Nova Scotia corporation ("Parent" and together with IB the "Stockholders").

         WHEREAS, the Stockholders own, directly or indirectly, all the issued and outstanding equity interests of Swensen's, Inc., a Delaware corporation ("Swensen's"), Yogen Fruz Acquisitions Inc., a Nevada corporation ("YF Acquisitions"), Yogen Fruz Canada Inc., an Ontario corporation ("YF Canada"), and CoolBrands Franchise LLC, a Delaware limited liability company ("CFLLC," and, together with Swensen's, YF Canada, YF Acquisitions, collectively, the "Companies"; and such equity interests, collectively, the "Company Shares"); and

         WHEREAS, the Companies and their subsidiaries set out in Exhibit A hereto (such subsidiary companies, all of which are primarily engaged in the Included Franchise Business, being collectively referred to herein as the "Subsidiaries") are or have been engaged in the business of operating franchise systems under the Bresler's, Golden Swirl, Heidi's, I Can't Believe It's Yogurt, Ice Cream Churn, Java Coast, Swensen's and Yogen Fruz trademarks and own a 50% interest in an entity which has the right to operate one ice cream store under the name "Schrafft's" at the New York-New York Hotel in Las Vegas, Nevada (the "Included Franchise Business"); and

         WHEREAS, all of the assets which form part of the Included Franchise Business will on the Closing Date be owned by the Companies and/or the Subsidiaries; and

         WHEREAS, the Stockholders and their Affiliates (including the Companies) also engage or have engaged in the business of operating franchise systems under the Jerry Tucci's Pizza Pasta, Steve's and Tropicana Smoothies trademarks (such franchises, together with any other franchise systems not expressly listed as part of the Included Franchise Business above, the "Excluded Franchise Business"); and

         WHEREAS, the Stockholders desire to sell to Buyer, and Buyer desires to purchase from the Stockholders, the business of the Stockholders and their direct and indirect subsidiaries that relate primarily to the Included Franchise Business, and to accomplish such sale and purchase, the Stockholders will sell and Buyer will purchase all of the issued and outstanding Company Shares on the terms and conditions set forth herein; and

         WHEREAS, prior to the Closing, the Stockholders will transfer (i) to one or more of their Affiliates (other than the Companies and the Subsidiaries) all of the assets and liabilities that (A) relate primarily to the Excluded Franchise Business or to any other business of the Stockholders other than the Included Franchise Business and (B) all cash of the Companies and their subsidiaries (other than the Included Franchise Business Trust Funds (as defined below)) and (ii) to the Companies and/or the Subsidiaries, any assets (other than cash, but including the Included

Franchise Business Trust Funds) and liabilities currently held by the Stockholders or their Affiliates (other than the Companies) which primarily relate to the Included Franchise Business.

         NOW THEREFORE, in consideration of the mutual agreements and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


            Article I - PURCHASE AND SALE OF COMPANY SHARES; CLOSING
            --------------------------------------------------------


         Section 1.1. Purchase and Sale of Company Shares. Subject to the terms and conditions set forth in this Agreement and in reliance on the representations and warranties contained herein, at the Closing (as defined below), the Stockholders agree to sell to Buyer, and Buyer agrees to purchase from the Stockholders, all of the Company Shares for an aggregate purchase price equal to Eight Million (U.S. Dollars) ($8,000,000.00) in cash (the "Purchase Price"). The Stockholder and the Buyer agree that the Purchase Price shall be allocated to the Company Shares of each of the Companies in accordance with an allocation schedule to be provided by the Stockholders to Buyer within sixty
(60) days following the Closing (as defined below). Each party agrees to utilize such allocations for all purposes, including financial and tax purposes and not to take any action or position inconsistent with such allocations.

         Section 1.2. Time and Place of Closing. The closing (the "Closing") of the purchase and sale of the Company Shares and the other transactions contemplated by this Agreement shall be held at the offices of Goodwin Procter LLP, 599 Lexington Avenue, New York, New York 10022, on the date on which the conditions to Closing set forth in Sections 7.1(c) and 7.2(c) of this Agreement have been satisfied, or at such other time or such other place as Buyer and the Stockholders may mutually determine. The date on which the Closing actually occurs is referred to herein as the "Closing Date."

         Section 1.3. Deliveries at Closing.

                  (a) At the Closing, the Stockholders will deliver or cause to be delivered to Buyer the following:

                           (i) stock certificates evidencing all of the Company
                  Shares which are certificated, in each case duly endorsed in blank or accompanied by stock powers duly executed in blank, or if such stock certificates have been lost or destroyed, affidavits of loss in lieu thereof;

                           (ii) such minute books and stock transfer books of
                  the Companies and the Subsidiaries, if any, as are in the Stockholders' possession; and

                           (iii) each of the certificates, instruments and other
                  documents required to be delivered at the Closing pursuant to
                  Section 7.2 hereof.

                  (b) At the Closing, Buyer will deliver or cause to be delivered to the Stockholders (on behalf of the Stockholders and their Affiliates, as determined by the Stockholders) the following:

                           (i) the Purchase Price by wire transfer of
                  immediately available funds to an account specified in writing by the Parent at least two (2) days prior to the Closing Date; and

                           (ii) each of the certificates and other documents
                  required to be delivered at the Closing pursuant to Section
                  7.1 hereof.

                  (c) From and after the Closing, Buyer and Stockholders shall cooperate to accomplish the intent of the reorganization described in
         Section 5.4 and to assist Buyer's attempts to reinstate certain of the Subsidiaries into good standing in their respective jurisdictions of incorporation.

         Section 1.4. Additional Consideration.

                  (a) In the event that Buyer, at any time or from time to time on or prior to the second anniversary of the Closing Date, in one or more transactions, sells, assigns, transfers or otherwise disposes of (any such transaction being a "Transfer", provided however, that any sale by the Buyer of any single, multi area or master franchise in the ordinary course of business consistent with past practice (and not as a means of Transferring all or substantially all of the rights to any trademark or franchise concept included in the Included Franchise Business) shall not be a Transfer for the purposes of this Section 1.4) all or any portion of the Included Franchise Business or any interest therein, whether by asset sale, stock sale, merger or otherwise, then Buyer shall be obligated to and shall pay to Stockholders the following amounts as additional consideration:


                           (i) If the Aggregate Transfer Consideration received
                  by Buyer with respect to all Transfers deemed to have occurred on or prior to the second anniversary of the Closing Date is equal to or less than $2,000,000.00 USD (the "Base Threshold"), then the amount due under this Section 1.4 shall be $0.

                           (ii) With respect to all Transfers deemed to have
                  occurred on or prior to the first anniversary of the Closing Date (the "First Anniversary Date"), if the Aggregate Transfer Consideration received from the Closing Date until the First Anniversary Date is (A) more than $2,000,000.00 USD but equal to or less than $4,000,000.00, then the amount payable by the Buyer to the Stockholders shall be equal to 25% of the excess of such Aggregate Transfer Consideration over the Base Threshold and (B) more than 50% of the Purchase Price (the "Second Step Threshold"), then the amount payable by the Buyer to the Stockholders shall be the sum of (x) 50% of the amount by which the Aggregate Transfer Consideration exceeds the Second Step Threshold plus (y) $500,000.00.

                           (iii) With respect to Transfers deemed to have
                  occurred after the First Anniversary Date but on or prior to the second anniversary of the Closing Date (such transactions being "Second Year Transactions" and the date which is the second anniversary of Closing being the "Second Anniversary Date"), the percentages in (ii)(A) and (ii)(B)(x) above shall be reduced to 12.5% and 25%, respectively with respect to any proceeds of such Second Year Transactions, but the percentages in (ii)(A) and (ii)(B)(x) above shall continue to apply to the proceeds of any Transfers that were deemed to have occurred during the first year following the Closing to the extent of the Aggregate Transfer Consideration received with respect thereto.

                  (b) The foregoing calculations are intended to be made on a rolling aggregate two year test so that the Aggregate Transfer Consideration shall include all Transfers occurring prior to the measurement date for purposes of determining which threshold has been met. Therefore, "Aggregate Transfer Consideration" shall mean the aggregate cumulative proceeds received by Buyer and its Affiliates from any Transfer of all or any portion of the Included Franchise Business as of the relevant measurement dates. If there are multiple Transfers, then as to each Transfer the percentage that shall be applied with respect to the portion of the Aggregate Transfer Consideration applicable to such Transfer shall be determined in accordance with Subsection 1.4 (a)(iii) above

                  (c) Buyer shall promptly notify Stockholders upon the entering into of any definitive agreement with respect to a Transfer. For purposes of this Section 1.4, each such Transfer shall be deemed to occur as of the date of the execution of such definitive agreement, unless such Transfer fails to be consummated within 180 days after the date of such execution, in which event, the Transfer date shall be the actual date of Transfer, if any.

                  (d) Payments hereunder shall be due and payable by the Buyer to the Stockholders within 30 days of each of (i) the First Anniversary Date and (ii) the Second Anniversary Date or any later date on which any Second Year Transaction shall actually close. Any such payments shall be allocated in accordance with an allocation schedule delivered by the Stockholders to Buyer within 60 days after the last payment under this Section 1.4.



      Article II - REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANIES
      -------------------------------------------------------------------


         The Stockholders, jointly and severally, hereby make to Buyer each of the representations and warranties contained in this Article II.

         Section 2.1. Existence; Good Standing; Authority. Each Company (other than CFLLC and YF Canada) is a corporation duly incorporated, validly existing and, if applicable, in good standing under the laws of its jurisdiction of organization. CFLLC and YF Canada are in existence and have not been dissolved under the laws of their jurisdiction of organization. Each Company has all requisite corporate or company power and authority to own, operate, lease and encumber its properties and carry on its business as currently conducted, except where the failure to be so would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Schedule 2.1, each Company is duly licensed or qualified to do business as a foreign corporation under the laws of each other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

         Section 2.2. Capitalization. As of the date of this Agreement, all of the authorized, issued and outstanding capital stock or interests of each Company is owned by either IB or Parent. As of the date of this Agreement, except as set forth in Schedule 2.2, there are no outstanding options, warrants or other rights of any kind to acquire any additional shares of capital stock of any Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is any Company committed to issue any such option, warrant, right or security. Except as set forth in Schedule 2.2, there are no agreements or understandings to which any Company is a party with respect to the voting of any shares of capital stock of such Company or which restrict the transfer of any such shares. Except as set forth in Schedule 2.2, there are no outstanding contractual obligations of any Company to repurchase, redeem or otherwise acquire any shares of capital stock, other equity interests or any other securities of the Company. Except as set forth in Schedule 2.2, no Company is under any obligation by reason of any agreement to register the offer and sale or resale of any of its securities under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act").

         Section 2.3. Litigation. Except as set forth in Schedule 2.3, to the Stockholders' knowledge, as of the date of this Agreement there is no litigation, action, suit, proceeding, claim, arbitration or investigation pending or threatened in writing ("Action") against any of the Companies or the Subsidiaries which arises out of the operation of the U.S. operations of the Included Franchise Business and Stockholders have no knowledge of any existing facts or circumstances that are reasonably likely to give rise to any such Action. No representation is made with respect to any Action which relates to the ownership or operation of the Included Franchise Business outside the United States.

         Section 2.4. Intellectual Property. To the Stockholders' knowledge, except as set forth on Schedule 2.4, one of the Companies or one of the Subsidiaries is the owner of all the United States registered trademarks and service marks (and certain international marks with respect to Swensen's) listed in Schedule 2.4 (collectively, the "Intellectual Property Rights"). No representation is made with respect to any trademarks, service marks, design marks or trade names relating to or used in the operation of the Included Franchise Business within or outside of the United States other than those (and to the extent) listed on Schedule 2.4, including Yogen Fruz, Heidi's, Schrafft's, Java Coast, Ice Cream Churn, I Can't Believe It's Yogurt and Golden Swirl. The representations and warranties set forth in this Section 2.4 shall constitute the only representations and warranties by the Stockholders with respect to Intellectual Property Rights.

         Section 2.5. Consents and Approvals.

                  (a) To the Stockholders' knowledge, except as set forth on
         Schedule 2.5(a), the execution, delivery and performance of this Agreement by the Stockholders does not and will not, as of the Closing, require any consent, approval, authorization or other action by, or filing with or notification to, any federal, state, local, or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body (a "Governmental Authority"), except (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, have (A) a Material Adverse Effect or (B) a Stockholder Material Adverse Effect, or (ii) as may be necessary as a result of any facts or circumstances relating solely to Buyer (including its sources of financing). Notwithstanding the foregoing, except as set forth on
         Schedule 2.5(a), the execution, delivery and performance of this Agreement by the Stockholders does not and will not, as of the Closing, require any consent, approval, authorization or other action by, or filing with or notification to, any Governmental Authority in the United States, except as may be necessary as a result of any facts or circumstances relating solely to Buyer (including its sources of financing).

                  (b) To the Stockholders' knowledge, except as set forth on
         Schedule 2.5(b), the execution, delivery and performance of this Agreement by the Stockholders does not and will not, as of the Closing, require any third-party consents, approvals, authorizations or actions (under any agreements relating to the Included Franchise Business in the United States.

         Section 2.6. Brokers. Except for the fees payable to Duff & Phelps, LLC, which fees shall be paid by the Stockholders, none of the Companies or the Subsidiaries has incurred or become liable for any broker's commission or finder's fee relating to or in connection with the transactions contemplated by this Agreement.

         Section 2.7. Compliance with U.S. Franchise Laws. The Included Franchise Business in the United States as operated on the date hereof is operated in accordance with all applicable U.S. franchise laws, statutes, regulations and rules, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties in this Section 2.7 do not apply to matters covered by Section 2.4 (Intellectual Property), which matters are covered exclusively in such Section.

         Section 2.8. Properties; Absence of Lien and Debt. Except as set forth on Schedule 2.8, the assets of the Included Franchise Business and the Company Shares, as of the Closing Date, will be free and clear of all liens, encumbrances or restrictions ("Encumbrances") other than those under licenses, franchise agreements or leases, materialmen's or mechanics' liens or liens with respect to Taxes not yet due and payable. As of the Closing, the Companies and the Subsidiaries will not be liable for any amounts owed with respect to any obligations for borrowed money from any third party financial institutions, nor will the Companies or any of the Subsidiaries be liable for any amounts owed to the Stockholders or any Affiliates of the Stockholders (except for amounts owed for trade payables and other similar commercial transactions between and among such entities in the ordinary course of business).

         Section 2.9. Taxes.

                  (a) Except as set forth on Schedule 2.9, each of the Companies and the Subsidiaries has, as of the date hereof, (a) paid all Taxes due and payable by it, (b) paid all assessments it has received in respect of Taxes, and (c) paid all Tax installments due and payable by it.

                  (b) There are no assessments of Taxes that have been issued and are outstanding in respect of any of the Companies or the Subsidiaries.

         Section 2.10. Included Franchise Business Trust Funds. Schedule 2.10 sets out a complete list of all lease deposit funds, franchise deposits and advertising fund monies paid by current U.S. and Canadian franchisees to the Stockholders or their Affiliates (the "Included Franchise Business Trust Funds") currently held, maintained or administered by the Stockholders or their Affiliates (including the Companies and the Subsidiaries). All of the Included Franchise Business Trust Funds shall be conveyed to the Companies or the Subsidiaries at or prior to Closing.

         Section 2.11. Liabilities. At Closing there shall be no liabilities or obligations of any of the Companies or the Subsidiaries carried on the books and records of the Companies or the Subsidiaries which do not relate to the Included Franchise Business.

         Section 2.12. Disclaimer of Other Representations and Warranties; Knowledge; Disclosure

                  (a) NEITHER THE STOCKHOLDERS NOR THEIR REPRESENTATIVES HAVE MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANIES, THE SUBSIDIARIES OR THEIR RESPECTIVE BUSINESSES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE II AND ARTICLE III HEREOF.

                  (b) Without limiting the generality of the foregoing, neither the Stockholders nor their representatives have made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Companies or the Subsidiaries made available to Buyer or in any presentation of the business of the Companies and the Subsidiaries in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations made available by the Stockholders or their representatives are not and shall not be deemed to be or to include any representations or warranties.

                  (c) Whenever a representation or warranty made by the Stockholders herein refers to the knowledge of the Stockholders, such knowledge shall be deemed to consist only of the actual knowledge on the date hereof and on the Closing Date, as applicable, of any of David Stein, Gary Stevens, Chris Taylor and Frank Persaud, and expressly excluding any knowledge of Aaron Serruya.

                  (d) Notwithstanding anything to the contrary contained in this Agreement or in the Disclosure Schedules, any information disclosed in one Section thereof shall be deemed to be disclosed in the entire Disclosure Schedule. Certain information set forth in the Disclosure
         Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Stockholders in this Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to any defense available to, the Stockholders.

                  (e) From time to time prior to the Closing, the Stockholders shall amend or supplement the Disclosure Schedule with respect to any matter that, if existing or occurring at or prior to the Closing Date, would have been required to be set forth or described therein or that is necessary to complete or correct any information in any representation or warranty contained in this Article II or Article III hereof; provided that no such amendment or supplement shall be deemed to have amended such representations for purposes of the Indemnification provisions of Article VIII hereof.

                  (f) Notwithstanding anything to the contrary contained herein, the representations and warranties set forth in Article II and Article III do not apply to any assets, liabilities or operations of the Included Franchise Business, the Companies or the Subsidiaries which are located or engaged in such business or any portion thereof outside of the United States.

     Article III - REPRESENTATIONS AND WARRANTIES REGARDING THE STOCKHOLDERS
     -----------------------------------------------------------------------

         The Stockholders, jointly and severally, hereby make to Buyer each of the representations and warranties set forth in this Article III.

         Section 3.1. Company Shares. The Stockholders own of record and beneficially all of the Company Shares. Such Company Shares are, and when delivered by the Stockholders to Buyer pursuant to this Agreement will be, free and clear of any and all Encumbrances, other than Encumbrances resulting from this Agreement.

         Section 3.2. Authority.

                  (a) The Stockholders have full right, power and authority under their respective organizational documents to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by them pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. This Agreement and each agreement, document and instrument executed and delivered by the Stockholders pursuant to this Agreement constitutes a valid and binding obligation of the Stockholders, enforceable in accordance with their respective terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles), and has been duly authorized by all necessary corporate action of the Stockholders, and the Stockholders have the corporate power and authority to transfer, sell and deliver the Company Shares to Buyer pursuant to this Agreement.

                  (b) Neither the execution and delivery by the Stockholders of this Agreement and the other agreements, documents and instruments contemplated hereby, nor the consummation of the transactions in accordance with the terms hereof and thereof, conflicts with or results in a breach of any provisions of the Stockholders' organizational documents. The execution and delivery by the Stockholders of this Agreement and the other agreements, documents and instruments contemplated hereby, and the consummation of the transactions in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which any of the Stockholders is a party, or by which them or their respective properties is bound, except, in each case, as would not have a Stockholder Material Adverse Effect on the ability of the Stockholders to perform their obligations under this Agreement.

              Article IV - REPRESENTATIONS AND WARRANTIES OF BUYER
              ----------------------------------------------------

Buyer hereby makes to the Stockholders the representations and warranties in this Article IV.

         Section 4.1. Existence; Good Standing; Authority.

                  (a) Buyer is an Ontario corporation validly existing and in good standing under the laws of the Province of Ontario. Buyer is duly licensed or qualified to do business as a foreign corporation under the laws of any other jurisdiction in which the character of its properties or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Buyer has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as currently conducted.

                  (b) Buyer has the corporate power and authority to execute and deliver this Agreement and each agreement, document and instrument to be executed and delivered by or on behalf of Buyer pursuant to this Agreement and to carry out the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the performance by Buyer of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by the Stockholders, this Agreement constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles.

         Section 4.2. No Conflict. Neither the execution and delivery by Buyer of this Agreement and the other agreements, documents and instruments contemplated hereby, nor the consummation by Buyer of the transactions in accordance with the terms hereof and thereof, conflicts with or results in a breach of any provisions of Buyer's organizational documents. Except as set forth on Schedule 4.2, the execution and delivery by Buyer of this Agreement and the other agreements, documents and instruments contemplated hereby, and the consummation by Buyer of the transactions in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, lease, contract or other agreement to which Buyer is a party, or by which Buyer or any of its properties is bound, except, in each case, as would not have a Buyer Material Adverse Effect.

         Section 4.3. Consents and Approvals.

                  (a) Except as set forth on Schedule 4.3(a), the execution, delivery and performance of this Agreement by Buyer will not, as of the Closing Date, require any consent, approval, authorization or other action by, or filing with or notification to, any

         Governmental Authority, except (i) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not have a Buyer Material Adverse Effect, or (ii) as may be necessary as a result of any facts or circumstances relating solely to the Stockholders.

                  (b) To Buyer's knowledge, except as set forth on Schedule 4.3(b), the execution, delivery and performance of this Agreement by Buyer will not, as of the Closing Date, require any third-party consents, approvals, authorizations or actions, except where failure to obtain such consents, approvals, authorizations or actions would not have a Buyer Material Adverse Effect.

         Section 4.4. Litigation. To Buyer's knowledge, as of the date of this Agreement, there is no Action against Buyer, as to which there is a reasonable likelihood of an adverse determination and which, if adversely determined (a) would delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (b) would have in the aggregate a Buyer Material Adverse Effect. Except as set forth in Schedule 4.4, to the knowledge of Buyer as of the date of this Agreement there is no Action against any of the Companies or their direct or indirect subsidiaries which arises out of the operation of the Included Franchise Business outside of the United States and Buyer has no knowledge of any existing facts or circumstances that are reasonably likely to give rise to any such Action. No representation is made with respect to any Action which relates to the ownership or operation of the Included Franchise Business within the United States.

         Section 4.5. Financing. Buyer has sufficient funds to purchase the Company Shares and pay the Purchase Price on the terms and conditions contemplated by this Agreement.

         Section 4.6. Brokers. Buyer has not incurred or become liable for any broker's commission or finder's fee relating to or in connection with this Agreement or the transactions contemplated hereby.

         Section 4.7. Investment Intent. Buyer is acquiring the Company Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer has had no discussions with any Person regarding any resale of, and has no present intention to resell all or any part of, the Included Franchise Business to any third party during the two year period following the Closing, save and except for the sale by the Buyer of any single, multi area or master franchise for a particular location or territory in the ordinary course of the business consistent with past practice and not as a means of Transferring all or substantially all rights to any trademarks or franchise concepts constituting a part of the Included Franchise Business. Buyer is an "accredited investor" as such term is defined in Rule 501 under the Securities Act (United States) and under National Instrument 45-106 Prospectus and Registration Exemptions applicable in Canada. Buyer acknowledges that the Company Shares to be acquired by Buyer pursuant to the transactions contemplated hereby have not been registered under the Securities Act (United States) or the securities laws of any state or other jurisdiction and cannot be disposed of unless they are subsequently registered under the Securities Act (United States) and the securities laws of any applicable state or other jurisdiction or an exemption from such registration is available.

         Section 4.8. Inspection; No Other Representations. Buyer has no knowledge of any material breach of any representations or warranties made by Stockholders in this Agreement or any other conditions or circumstances that would excuse Buyer from the timely performance of its obligations hereunder. Buyer's principal stockholder has been a director and officer of the Parent and has been a senior executive involved in the management and operations of the business of the Companies and their subsidiaries. Accordingly, Buyer has substantial knowledge of the business and operations of the Companies and the Subsidiaries outside of the United States, including their respective assets, liabilities, condition (financial or otherwise), results of operations, business or prospects, and is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of companies such as the Companies and their subsidiaries as contemplated hereunder. Buyer agrees to accept the Company Shares and the Companies and the Subsidiaries on an AS-IS, WHERE-IS basis without reliance upon any express or implied representations or warranties of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to the Stockholders, except as expressly set forth in
Article II or Article III of this Agreement.

           Article V - CERTAIN COVENANTS OF BUYER AND THE STOCKHOLDERS
           -----------------------------------------------------------

         Section 5.1. Conduct of Business Prior to Closing. The Stockholders agree to, and shall cause the Companies, between the date hereof and the Closing Date to, operate their respective business in the ordinary course, consistent with past practices, except as contemplated by this Agreement, including Section
5.4 hereof. In furtherance of the foregoing, the Stockholders agree to, and shall cause the Companies, between the date hereof and the Closing Date, to not knowingly and intentionally take any action that would breach any of the representations and warranties set forth in Articles II and III.

         Section 5.2. Access to Information. Without undue disruption of its business, between the date of this Agreement and the Closing Date, the Stockholders shall give Buyer and its representatives reasonable access upon reasonable notice and during times mutually convenient to Buyer and senior management of the Companies to the facilities, properties, employees, books, and records of the Companies and their subsidiaries as from time to time may be reasonably requested. Any such investigation by Buyer shall not unreasonably interfere with any of the businesses or operations of the Companies or their subsidiaries.

         Section 5.3. Regulatory and Other Authorizations; Consents.

                  (a) The Stockholders and Buyer shall use their good faith commercially reasonable efforts to obtain the authorizations, consents, orders and approvals necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement.

                  (b) Buyer shall use its good faith commercially reasonable efforts to assist the Stockholders in obtaining the consents of third parties listed in Schedule 2.5(b), including (i) providing to such third parties such financial statements and other financial information as such third parties may reasonably request, (ii) agreeing to commercially reasonable adjustments to the terms of the agreements with such third parties (provided that neither party hereto shall be required to agree to any increase in the amount payable with respect thereto) and (iii) executing agreements to effect the assumption of such agreements on or before the Closing Date.

         Section 5.4. Reorganization. Prior to the Closing, the Stockholders shall take all action, reasonably necessary in order to accomplish the transfer of the Included Franchise Business, and the retention of the Excluded Franchise Business, by way of transfer of the Company Shares, including as set forth below, and the Buyer shall cooperate (and shall cause its officers and employees to cooperate) with the Stockholders to accomplish the same.

                  (a) To the extent that any contracts, leases or other assets or liabilities primarily related to the Included Franchise Business (including any and all Intellectual Property Rights and the Included Franchise Business Trust Funds) are held in the name of any entity other than the Companies or the Subsidiaries, the Stockholders shall cause all right, title and interest in and to such item to be assigned and transferred to the Companies and the Companies shall assume all liabilities and obligations related thereto, including all such contracts, real estate, auto or other leases or other obligations related to the Included Franchise Business.

                  (b) The Stockholders shall take all action necessary to eliminate all extraordinary intercompany payables and receivables between the Companies and their subsidiaries engaged in the Included Franchise Business and the Stockholders and their remaining subsidiaries by way of dividend.

                  (c) The Stockholders shall take all action necessary to distribute upstream to the Stockholders all cash of the Companies or their subsidiaries as of the Closing, save and except for Included Franchise Business Trust Funds.

                  (d) To the extent that any contracts, leases or other assets or liabilities primarily related to the Excluded Franchise Business or any other business of the Stockholders other than the Included Franchise Business are held in the name of any of the Companies or any of the Subsidiaries, the Stockholders shall cause all right, title and interest in and to such items to be assigned and transferred to the Stockholders or their Affiliates (other than the Companies or the Subsidiaries) and the Stockholders or their other subsidiaries shall assume all liabilities and obligations related thereto, including the equity interests in, and assets and liabilities of, Jerry Tucci's Pizza Pasta, Inc., CoolBrands Smoothies LLC and Northern Lights Frozen Desserts, Inc. and any other assets or liabilities relating to Tropicana Smoothies. For avoidance of doubt, the parties agree that Buyer is acquiring only the trademarks and tradenames expressly included in the definition of Included Franchise Business and is not acquiring (i) any right, title or interest in or to any of the trademarks or tradenames utilized in the Excluded Franchise Business or
         (i) any right, title or interest in or to any trademark or trade names utilized in any other business of Stockholders (or products manufactured, distributed or sold under any such trademarks or tradenames), including CoolBrands, Eskimo Pie, Tropicana, Northern Lights and Light N Lively.

                  (e) The Stockholders shall cause all employees engaged primarily in providing services on behalf of the Included Franchise Business outside of the United States who are not currently employees of YF Canada or a subsidiary thereof to become employees of one or more of such entities and for all obligations relating thereto (including all employee benefits and perquisites) to be assigned to and assumed by such entities.

         Section 5.5. Further Action. Each of the parties hereto shall, from time to time after the Closing Date, without further consideration, and as expeditiously as reasonably possible, execute and deliver such documents, other papers and instruments, and take such other action as may reasonably be required to more effectively carry out the provisions and intent of this Agreement and to make effective the transactions contemplated by this Agreement.

         Section 5.6. Press Releases. The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other parties hereto, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by law or by the rules of any applicable self-regulatory organization, in which event such party will use its commercially reasonable efforts to allow the other parties hereto reasonable time to comment on such press release or public announcement in advance of its issuance.

         Section 5.7. Notice of Certain Facts. From the date of this Agreement until the Closing, Buyer shall promptly notify and inform the Stockholders of any material variance or incorrect statement in the representations and warranties contained in Article II and Article III of this Agreement discovered by Buyer or its representatives or agents.

         Section 5.8. Cooperation with Respect to Actions. Each of the parties agrees to cooperate with the other Stockholders with respect to any Action now existing or hereafter arising and whether or not subject to indemnification hereunder, including, without limitation, to provide reasonable access to all books, records or personnel as may be reasonably necessary to assist in defending, pursuing or settling any such matters, including, without limitation, any matters disclosed on the schedules hereto.


                        Article VI - ADDITIONAL COVENANTS
                        ---------------------------------

         Section 6.1. Employees; Benefits Buyer shall ensure that all persons who were employed by any of the Companies and their subsidiaries outside of the United States immediately preceding the Closing Date or who primarily provided services to the Included Franchise Business outside of the United States, including those on vacation, leave of absence or disability (the "Non-U.S. Company Employees"), will remain employed by the Included Franchise Business in a comparable position on and immediately after the Closing Date, at not less than the same base rate of pay. Buyer will have no obligation to hire any employees of the Companies or their subsidiaries resident in the United States except for employees who work for Company-owned stores or as set forth on
         Schedule 6.1 hereof (collectively, the "US Hired Employees" and together with the Non-US Company Employees, the "Transferred Company Employees"). Buyer shall ensure that any such US Hired Employees will
         (i) remain employed in a comparable position on and immediately after the Closing Date, at not less than the same base rate of pay, if employed by the Companies or their subsidiaries that are included in this transaction prior to Closing or (ii) if employed by Integrated Brands or another subsidiary thereof prior to the Closing, be hired by Buyer for a comparable position, at not less than the same base rate of pay.

                  (b) To the extent that service is relevant for purposes of eligibility, vesting, calculation of any benefit, or benefit accrual under any employee benefit plan, program or arrangement established or maintained by Buyer (other than any defined benefit pension plan) following the Closing Date for the benefit of Transferred Company Employees, such plan, program or arrangement shall credit such Transferred Company Employees for service on or prior to the Closing Date that was recognized by any of the Companies or their subsidiaries or affiliates, as the case may be, for purposes of employee benefit plans, programs or arrangements maintained by any of them.

                  (c) From and after the Closing Date, Buyer shall provide the Transferred Company Employees with benefits (including retirement and welfare benefits) that are substantially comparable, in the aggregate, to the benefits provided under the benefit plans of the Stockholders as in effect immediately prior to the Closing Date.

                  (d) From and after the Closing Date, Buyer shall, and shall cause the Company to, honor in accordance with their terms all severance arrangements applicable to the Transferred Company Employees which are in effect prior to the Closing Date in the event Buyer terminates the employment of any Transferred Company Employees.
         Schedule 6.1 lists such severance arrangements in effect as of the date hereof with respect to employees of the Included Franchise Business within the United States.

         Section 6.2. Conveyance Taxes; Costs. Buyer shall be liable for and shall hold the Stockholders harmless against any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the acquisition by Buyer of the Company Shares and other transactions contemplated hereby, and the applicable parties shall file such applications and documents as shall permit any such Tax to be assessed and paid on or prior to the Closing Date in accordance with any available pre-sale filing procedure.

         Section 6.3. Books and Records. Buyer shall, and shall cause any of the Companies and the Subsidiaries to, until the seventh anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Companies and the Subsidiaries in existence on the Closing Date and to make the same available for inspection and copying by the

Stockholders or any representative of the Stockholders at the expense of the Stockholders during the normal business hours of Buyer upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh anniversary of the Closing Date by Buyer or any of the Companies or their subsidiaries, without first advising the Stockholders in writing and giving the Stockholders a reasonable opportunity to obtain possession thereof.

         Section 6.4. Cooperation for Tax Matters. Buyer and the Stockholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any tax returns with respect to any of the Companies or the Subsidiaries (including the tax returns to be filed by the Stockholders in respect of the Companies in respect of the year end of the Companies) and any audit, litigation or other proceeding with respect to any Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer agrees (and shall cause the Companies and the Subsidiaries) to retain all books and records with respect to Tax matters pertinent to the Companies or the Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or the Stockholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

         Section 6.5. Tax Returns and Payment.

                  (a) Except as otherwise expressly provided herein, the Stockholders shall be responsible for, and shall indemnify and hold Buyer, the Company and the Subsidiaries harmless from and against, all Taxes of the Companies and the Subsidiaries attributable to the Pre-Closing Tax Period, and Buyer, the Companies and the Subsidiaries shall be responsible for, and shall indemnify and hold the Stockholders harmless from and against, all Taxes of the Companies and their Subsidiaries attributable to periods other than the Pre-Closing Tax Period.

                  (b) Where it is necessary to apportion between the Stockholders and Buyer the Tax liability of the Companies and their Subsidiaries for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of business on the Closing Date and the period deemed to begin at the beginning of the day immediately following the Closing Date on the basis of an interim closing of the books, except that non-income Taxes that are calculated on a periodic or annual basis shall be allocated on a daily basis.

                  (c) Buyer shall be responsible for preparing and filing all tax returns of the Companies and their Subsidiaries which are due after the Closing Date.

                  (d) Tax returns prepared and filed by Buyer with respect to a Pre-Closing Tax Period or a Straddle Period shall be prepared in a manner generally consistent with past practices to the extent consistent with requirements of applicable law. Buyer shall provide the Stockholders with a copy of such Pre-Closing Tax Period tax returns and Straddle Period tax returns in the form proposed to be filed by Buyer at least fifteen (15) business days in advance of the due date for such tax returns and within a reasonable period of time prior to the due date for all other tax returns. Buyer shall make such corrections or changes to such Tax Returns as the Stockholders may reasonably request.

                  (e) Buyer shall promptly notify Stockholders in writing upon receipt by Buyer or the Companies or their Subsidiaries of notice of any pending or threatened Tax audits or assessments that may affect the Tax liabilities of the Companies or their Subsidiaries for which Stockholders would be required to indemnify Buyer hereunder. Stockholders shall have the right to represent any Company's or Subsidiary's interests in any Tax audit or administrative or court proceeding relating to the Pre-Closing Tax Period and to employ counsel of its choice at its expense, subject to Buyer's right (i) to review and approve any actions, decisions or proposed settlements that could affect Buyer's and the Company's or Subsidiary's interests, with such approval not being unreasonably withheld by Buyer; and, (ii) at Buyer's option, to participate fully and equally in any such Tax audit or administrative or court proceeding and to employ counsel of its choice at its expense.

                  (f) Buyer shall pay to the Stockholders (i) all refunds of Taxes received after the Closing Date that are attributable to Taxes paid by the Companies or their Subsidiaries prior to the Closing Date with respect to the Pre-Closing Tax Period, (ii) the portion of any Tax refund received after the Closing Date that is attributable to Taxes paid by the Company prior to the Closing Date with respect to any Straddle Period (such portion allocated consistent with the principles set forth in Section 6.5(b)) and (iii) any Taxes (including estimated Taxes) paid by or on behalf of any of the Companies and the Subsidiaries on or prior to the Closing Date in excess of the Taxes of the Companies and the Subsidiaries in fact attributable to the Pre-Closing Tax Period.

         Section 6.6. Officers' and Directors' Indemnification . The Stockholders and Buyer agree that all rights to exculpation and indemnification existing in favor of, and all limitations on the personal liability of, the directors, officers, employees of any of the Companies and the Subsidiaries (the "Indemnified Persons") provided for in their organizational documents as in effect as of the date hereof with respect to matters occurring prior to and through the Closing, and specifically including the transactions contemplated hereby, shall continue in full force and effect for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any claims (each a "Claim") asserted or made within such period shall continue until the disposition of such Claim. Following the Closing, Buyer shall not, and shall not permit any of the Companies or the Subsidiaries to, amend or modify their organizational documents, except as required by applicable law, if the effect of such amendment or modification would be to lessen or otherwise adversely affect the indemnification rights of such Indemnified Persons as provided therein, and Buyer shall cause the Companies and the Subsidiaries to advance expenses to each such Indemnified Person in connection with any proceeding involving such Indemnified Person to the fullest extent so permitted upon receipt of any undertaking required by law or in the organizational documents thereof.

                      Article VII - CONDITIONS TO CLOSING
                      -----------------------------------

         Section 7.1. Conditions to Obligations of the Stockholders. The obligations of the Stockholders to consummate the transactions contemplated by this Agreement for the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

                  (a) All covenants contained in this Agreement to be complied with by Buyer on or before the Closing shall have been complied with in all respects except where the failure to so comply would not have a Buyer Material Adverse Effect, and the Stockholders shall have received a certificate of Buyer to such effect signed by a duly authorized officer of Buyer.

                  (b) Each of the representations and warranties of Buyer contained in Article IV shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date; except as (i) would not, delay, hinder or prevent the consummation of the transactions contemplated by this Agreement by Buyer, or (ii) would not have in the aggregate a Buyer Material Adverse Effect; and Buyer shall have delivered to the Stockholders a certificate of Buyer dated as of the Closing Date to the effect that the statements set forth in this Section 7.1(b) are true and correct.

                  (c) No Governmental Authority or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the transactions contemplated by this Agreement for the Closing illegal or otherwise restraining or prohibiting consummation of such transactions.

                  (d) Parent shall have received a fairness opinion from Duff & Phelps, LLC.

                  (e) The Buyer and Stockholders shall have entered into the following agreements:

                           (i) a mutually acceptable supply agreement;

                           (ii) a mutually acceptable license for the use by
                  Stockholders and their Affiliates and franchisees of the marks included in the Included Franchise Business;

                           (iii) a mutually acceptable letter agreement
                  regarding office space in Toronto; and

                           (iv) such other appropriate agreements and
                  instruments of sale, transfer or assignment as are necessary to consummate the transaction contemplated by Section 5.4 hereof.

                  (f) The Stockholders and their subsidiaries that are not included in the transaction contemplated hereby shall be released from any continuing obligations under any real estate, auto or other leases or guarantees relating primarily to the Included Franchise Business.

                  (g) The Stockholders shall have received the resignations of Aaron Serruya and Simon Serruya as officers of the Stockholders and any of their subsidiaries (other than the Companies and the Subsidiaries) and shall have received releases of all further obligations to either such individuals, except, in the case of Aaron Serruya, as a director of Parent or, in the case of either Aaron Serruya and Simon Serruya, as a stockholder of Parent.

                  (h) The Buyer and Stockholders shall have entered into mutually acceptable Noncompetition and Nonsolicitation Agreement.

         Section 7.2. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement for the Closing shall be subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

                  (a) All covenants contained in this Agreement to be complied with by the Stockholders on or before the Closing shall have been complied with in all material respects, except where the failure to so comply would not, individually or in the aggregate, have (A) a Material Adverse Effect or (B) a Stockholder Material Adverse Effect, and Buyer shall have received a certificate of the Stockholders to such effect signed by a duly authorized officer thereof.

                  (b) Each of the representations and warranties of the Stockholders contained in Article II and Article III hereof shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date; and the Stockholders shall have delivered to Buyer a certificate of the Stockholders dated as of the Closing Date to the effect that the statements set forth in this
         Section 7.2(b) above are true and correct.

                  (c) No Governmental Authority or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction or other order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the transactions contemplated by this Agreement for the Closing illegal or otherwise restraining or prohibiting consummation of such transactions.

                  (d) The Stockholders shall have received the authorizations, orders, approvals and consents of Governmental Authorities and third parties described in Schedule 2.5(a) and in Part III of Schedule 2.5(b) in form and substance reasonably satisfactory to Buyer (subject to Section 5.3 above), except where the failure to so receive would not have (A) a Material Adverse Effect or (B) a Stockholder Material Adverse Effect; it being understood that none of the matters set forth in Parts I or II of Schedule 2.5(b) shall be a condition to the obligation of the parties to close the transactions contemplated hereby.

                  (e) The Buyer and Stockholders shall have entered into a mutually acceptable Transition Services Agreement.

                  (f) The Stockholders shall have caused all liens in favor of JP Morgan Chase Bank, N.A. and other lenders on any of the assets of the Included Franchise Business, the Company Shares or any equity interests of the Companies in the Subsidiaries to be released and all guarantees provided to JP Morgan Chase Bank, N.A. and any other lenders by any of the Companies and the Subsidiaries to be terminated.

                  (g) The Buyer and Stockholders shall have entered into the Supply Agreement in Sections 7.1(e)(i) above.

                  (h) The Stockholders shall have obtained a license for the benefit of Schrafft's of New York, Inc. to continue to use the Schrafft's name solely with respect to the location at the New York-New York Hotel in Las Vegas, Nevada.

                  (i) The Buyer and Stockholders shall have entered into a mutually acceptable Noncompetition and Nonsolicitation Agreement.

   Article VIII - SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION
   --------------------------------------------------------------------------

         Section 8.1. Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties of the parties hereto contained herein, as the case may be, shall survive the Closing and shall remain in full force and effect until the first anniversary of the Closing Date, save and except for the representation and warranties contained in Section 2.9, which shall survive the Closing and remain in full force and effect until the expiration of the statute of limitations with respect thereto.

         Section 8.2. Indemnification by the Stockholders.

                  (a) The Stockholders agree, jointly and severally, subject to the other terms and conditions of this Agreement, to indemnify Buyer and its Affiliates, officers, directors and employees (each a "Buyer Indemnified Party") against and hold them harmless to the extent of any Losses resulting from (i) the breach of any representation or warranty of the Stockholders contained in Articles II and III herein, (ii) any breach of any covenant or agreement of the Stockholders contained herein, (iii) failure to obtain the consents listed in Part I of
         Schedule 2.5(b) and (iv) any Action arising on or prior to the third anniversary of the Closing Date to the extent arising out of or relating to the operation of the Included Franchise Business in the United States prior to the Closing, whether or not disclosed on any schedule hereto (any such Action, a "Stockholder Indemnified Action").

                  (b) The indemnification obligations of the Stockholders pursuant to Section 8.2(a) shall be limited as follows:

                           (i) The Stockholders shall have no obligation to
                  provide any indemnification until the aggregate dollar amount of all Losses that would otherwise be indemnifiable pursuant to Section 8.2(a)(i) and (iii) exceeds $100,000 (the "Threshold Amount"), and then only to the extent such aggregate amount exceeds such Threshold Amount, provided, however, that the Threshold Amount shall not apply to breaches of Sections 2.2, 2.8 or Article III hereof (the "Excluded Representations").

                           (ii) The Stockholders shall not be obligated to
                  indemnify any Buyer Indemnified Party pursuant to Section 8.2(a)(i) and (iii) (other than with respect to Losses arising out of breach of any Excluded Representations) for any amount of indemnifiable Losses in excess of 50% of Purchase Price in the aggregate (the "Maximum Amount").

                           (iii) No indemnification shall be payable to a Buyer
                  Indemnified Party with respect to claims asserted by such Buyer Indemnified Party pursuant to Section 8.2(a)(i) after the first anniversary of the Closing Date (or, with respect to Section 2.9, such later date as set forth in Section 8.1) and no indemnification shall be payable to a Buyer Indemnified Party with respect to claims asserted by a Buyer Indemnified Party pursuant to Section 8.2(a)(iii) after the third anniversary of the Closing Date.

                           (iv) The indemnification limitations set forth in
                  this Section 8.2(b) shall not apply to any indemnification claims under Section 8.2(a)(ii).

                  (c) Payments by the Stockholders pursuant to Section 8.2(a) shall be further limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by Buyer Indemnified Parties from any third party with respect thereto; provided however, that a Buyer Indemnified Party shall not be obligated to exhaust all of its remedies against applicable insurers, indemnitors or contributors prior to seeking indemnification hereunder. The amount of Losses otherwise recoverable under this Section 8.2 shall be adjusted to the extent to which any insurance, indemnification, contribution or other similar benefits or federal, state, local or foreign Tax liabilities or benefits are realized by the Buyer Indemnified Parties by reason of any Loss or indemnity payment hereunder and to the extent Buyer Indemnified Parties recover any such amounts after receiving payment hereunder from the Stockholders, Buyer Indemnified Parties shall promptly remit such amounts to the Stockholders in reimbursement of amounts previously paid.

                  (d) A Buyer Indemnified Party shall give the Stockholders written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Buyer Indemnified Party may request indemnification hereunder or as to which the Threshold Amount may be applied as soon as is practicable and in any event within thirty
         (30) days of the time that such Buyer Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify the Stockholders shall not affect rights to indemnification hereunder except to the extent that the Stockholders are prejudiced by such failure. The Stockholders shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense. If the Stockholders elect to assume the defense of any such claim or proceeding, the Stockholders shall consult with the Buyer Indemnified Party for the purpose of allowing the Buyer Indemnified Party to participate in such defense, but in such case the expenses of the Buyer Indemnified Party shall be paid by the Buyer Indemnified Party. A Buyer Indemnified Party shall provide and shall cause the any of the Companies and their subsidiaries to provide, as applicable, the Stockholders and counsel with access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with the Stockholders in the defense or settlement thereof, and the Stockholders shall reimburse Buyer Indemnified Party for all its reasonable out-of-pocket expenses in connection therewith. If the Stockholders elect to direct the defense of any such claim or proceeding, Buyer Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Stockholders consents in writing to such payment or unless the Stockholders, subject to the last sentence of this Section 8.2(d), withdraw from the defense of such asserted liability or unless a final judgment from which no appeal may be taken by or on behalf of the Stockholders is entered against Buyer Indemnified Party for such liability. If the Stockholders fail to defend or if, after commencing or undertaking any such defense, the Stockholders fail to prosecute or withdraws from such defense, Buyer Indemnified Party shall have the right to undertake the defense or settlement thereof, at the Stockholders' expense. If the Buyer Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 8.2(d) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego any appeal with respect thereto, then the Buyer Indemnified Party shall give the Stockholders prompt written notice thereof, and the Stockholders shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.

                  (e) No Buyer Indemnified Party shall be entitled to any indemnification hereunder with respect to any breach of any representation, warranty or covenant with respect to which (i) any director, officer, employee, representative or agent of Buyer or its Affiliates had actual knowledge, at any time prior to the Closing, of such breach, that such breach was threatened or of the events, circumstances or conditions constituting or resulting in such breach, or (ii) to the extent Buyer or such Buyer Indemnified Party could have, with reasonable efforts, mitigated or prevented the Loss with respect to such breach.

                  (f) Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Buyer or a Buyer Indemnified Party, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.

                  (g) None of the Stockholders or any of their post-Closing Affiliates shall have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution in value.

         Buyer and each Buyer Indemnified Party shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

Any liability for indemnification under this Section 8.2 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

         Section 8.3. Indemnification by Buyer.

                  (a) Buyer agrees, subject to the other terms and conditions of this Agreement, to indemnify the Stockholders and their Affiliates, officers, directors and employees (each a "Stockholder Indemnified Party") against and hold them harmless from all Losses resulting from
         (i) the breach of any representation or warranty of Buyer contained herein, (ii) any breach of any covenant or agreement of Buyer contained herein, (iii) failure to obtain the consents listed in Part II of
         Schedule 2.5(b) and (iv) any Action arising out of or relating to the Included Franchise Business, other than a Stockholder Indemnified Action, whether arising before, on or after the Closing.

                  (b) The indemnification obligations of the Buyer pursuant to
         Section 8.3(a) shall be limited as follows:

                           (i) The Buyer shall have no obligation to provide any
                  indemnification with respect to Losses that would otherwise be indemnifiable pursuant to Section 8.3(a)(i) (solely with respect to Losses arising out of breach of Section 4.4) and
                  (iii) until the aggregate dollar amount of such Losses exceeds the Threshold Amount, and then only to the extent such aggregate amount exceeds such Threshold Amount.

                           (ii) The Buyer shall have no obligation to provide
                  indemnification with respect to Losses that would otherwise be indemnifiable pursuant to Section 8.3(a)(i) (solely with respect to Losses arising out of breach of Section 4.4) and
                  (iii) in excess of the Maximum Amount.

                           (iii) No indemnification shall be payable to a
                  Stockholder Indemnified Party with respect to claims asserted by such Stockholder Indemnified Party pursuant to Section 8.3(a)(i) after the first anniversary of the Closing Date (or, with respect to Losses related to Taxes, until the expiration of the statute of limitations with respect thereto) and no indemnification shall be payable to a Stockholder Indemnified Party with respect to claims asserted by a Stockholder Indemnified Party pursuant to Section 8.3(a)(iii) after the third anniversary of the Closing Date.

                           (iv) The indemnification limitations set forth in
                  this Section 8.3(b) shall not apply to any indemnification claims under Section 8.3(a)(ii) or to any Losses arising out of or related to a breach of any representations or warranties of Buyer other than Section 4.4.

                  (c) Payments by Buyer pursuant to Section 8.3(a) shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually recovered by Stockholder Indemnified Parties from any third party with respect thereto; provided however that the Stockholder Indemnified Parties shall not be obligated to exhaust all remedies against applicable insurers or indemnitors or contributors prior to seeking indemnification hereunder. The amount of Losses otherwise recoverable under this Section 8.3 shall be reduced to the extent to which any Federal, state, local or foreign tax liabilities of the Stockholder Indemnified Parties, or any of its respective affiliates is decreased by reason of any Loss in respect of which such Stockholder Indemnified Party shall be entitled to indemnity under this Agreement and to the extent Stockholder Indemnified Parties recover any such amounts after receiving payment hereunder from the Buyer, Stockholder Indemnified Parties shall promptly remit such amounts to Buyer in reimbursement of amounts previously paid.

                  (d) A Stockholder Indemnified Party shall give Buyer written notice of any claim, assertion, event or proceeding by or in respect of a third party as to which such Stockholder Indemnified Party may request indemnification hereunder or as to which the Threshold Amount may be applied as soon as is practicable and in any event within thirty
         (30) days of the time that such Stockholder Indemnified Party learns of such claim, assertion, event or proceeding; provided, however, that the failure to so notify Buyer shall not affect rights to indemnification hereunder except to the extent that Buyer is actually prejudiced by such failure. Buyer shall have the right to direct, through counsel of its own choosing, the defense or settlement of any such claim or proceeding at its own expense. If Buyer elects to assume the defense of any such claim or proceeding, Buyer shall consult with the Stockholder Indemnified Party, the Stockholder Indemnified Party may participate in such defense, but in such case the expenses of the Stockholder Indemnified Party shall be paid by the Stockholder Indemnified Party. The Stockholder Indemnified Party shall provide Buyer with access to its records and personnel relating to any such claim, assertion, event or proceeding during normal business hours and shall otherwise cooperate with Buyer in the defense or settlement thereof, and Buyer shall reimburse the Stockholder Indemnified Party for all the reasonable out-of-pocket expenses of such Stockholder Indemnified Party in connection therewith. If Buyer elects to direct the defense of any such claim or proceeding, the Stockholder Indemnified Party shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability, unless Buyer consents in writing to such payment or unless Buyer, subject to the last sentence of this Section 8.3(c), withdraws from the defense of such asserted liability, or unless a final judgment from which no appeal may be taken by or on behalf of Buyer is entered against the Stockholder Indemnified Party for such liability. If Buyer fails to defend or if, after commencing or undertaking any such defense, Buyer fails to prosecute or withdraws from such defense, the Stockholder Indemnified Party shall have the right to undertake the defense or settlement thereof, at Buyer's expense. If the Stockholder Indemnified Party assumes the defense of any such claim or proceeding pursuant to this Section 8.3(c) and proposes to settle such claim or proceeding prior to a final judgment thereon or to forego appeal with respect thereto, then such Stockholder Indemnified Party shall give Buyer prompt written notice thereof and Buyer shall have the right to participate in the settlement or assume or reassume the defense of such claim or proceeding.

                  (e) Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Stockholders, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.

                  (f) Buyer shall not have any liability under any provision of this Agreement for any consequential, exemplary or punitive damages or any multiple of damages or diminution of value. The Stockholders and Stockholder Indemnified Parties shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

Any liability for indemnification under this Section 8.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

         Section 8.4. Treatment of Indemnity Payments. All payments made by the Stockholders or Buyer, as the case may be, to or for the benefit of the other parties pursuant to this Article VIII shall be treated as adjustments to the Purchase Price for tax purposes, and such agreed treatment shall govern for purposes of this Agreement.

         Section 8.5. Remedies Exclusive.

                  (a) Buyer hereby acknowledges and agrees that prior to the Closing, Buyer shall have no right or remedy to take any action in respect of, and the Stockholders shall have no liability to Buyer in respect of, any breach by the Stockholders of any of their representations or warranties contained herein or a material failure to comply with any of their covenants, conditions or agreements contained herein, except (i) to terminate this Agreement pursuant to Section 9.1 hereof, in which event, the Stockholders shall thereupon have no obligation or liability to Buyer whatsoever hereunder or (ii) seek specific performance or injunctive relief.

                  (b) From and after the Closing, the rights of the parties to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article VIII, and such indemnification rights shall be the exclusive remedies of the parties subsequent to the Closing Date with respect to any matter in any way relating to this Agreement or arising in connection herewith. To the maximum extent permitted by law, the parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any laws (including any right or remedy under the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the

         Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9602 et seq., or any other Environmental Law), at common law or otherwise. Except as provided in this Article VIII, no claim, action or remedy shall be brought or maintained by any party against any other party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misstatement or omission respecting an inaccuracy in or breach of any of the representations, warranties or covenants of any of the parties hereto set forth or contained in this Agreement, except to the extent that the same shall have been the result of fraud in the inducement by any party hereto, in which case the other parties hereto shall have, in addition to the remedies set forth in this Article VIII (which remedies therein shall be the sole legal remedies of such other parties in respect of such fraud in the inducement), such equitable remedies to which such other parties may be otherwise entitled, including the ability to apply to any court of competent jurisdiction for specific performance or injunctive relief.


                            Article IX - TERMINATION
                            ------------------------

         Section 9.1. Termination. This Agreement may be terminated:

                  (a) at any time, by the mutual written consent of the Stockholders and Buyer;

                  (b) by the Stockholders, if it is not then in material breach of any term of this Agreement, upon written notice to Buyer, upon a material breach of any representation, warranty or covenant of Buyer contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by the Stockholders to Buyer;

                  (c) by Buyer, if it is not then in material breach of any term of this Agreement, upon written notice to the Stockholders, upon a material breach of any representation, warranty or covenant of the Stockholders contained in this Agreement, provided that such breach is not capable of being cured or has not been cured within thirty (30) days after the giving of notice thereof by Buyer to the Stockholders; and

                  (d) by Buyer or the Stockholders at any time after December 31, 2005, if the Closing has not occurred as of such date and the party seeking termination is not then in breach of any of the terms of this Agreement.

         Section 9.2. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no further liability or obligations hereunder on the part of any party hereto or their respective Affiliates except for the obligations of the parties pursuant to this Section 9.2 and Article X; provided, however, that nothing herein shall relieve either party from liability for any willful breach of this Agreement existing at the time of such termination.

         Section 9.3. Waiver. At any time prior to the Closing, Buyer and the Stockholders may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Waiver of any term or condition of this Agreement by a party shall not be construed as a waiver of any subsequent breach or waiver of the same term or condition by such party, or a waiver of any other term or condition of this Agreement by such party.


                         Article X - GENERAL PROVISIONS
                         ------------------------------

         Section 10.1. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally, sent by overnight courier (providing proof of delivery), or via facsimile to the parties at the following addresses (or at such other address for a party as specified by like notice):

                  (a) if to the Stockholders, to:

         Integrated Brands
         4175 Veterans Highway
         Ronkonkoma, NY 11779
         Attention: David J. Stein
         Fax: (631) 737-9792

         With a copy to:

         Goodwin Procter LLP
         599 Lexington Avenue
         New York, NY 10022
         Attention:  Lori S. Smith, Esq.
         Fax: 212-355-3333



                  (b) If to Buyer, to:

                  International Franchise Corp.
                  8300 Woodbine Avenue
                  Suite 500
                  Markham, Ontario L3R 9Y7
                  Attention:  Aaron Serruya
                  Fax:  905-479-5235
                  with a copy to:

                  Bernard Gropper
                  Barrister and Solicitor
                  Suite 300
                  261 Davenport Road
                  Toronto, Ontario M5R 1K3
                  Fax: 416-487-3002

         Section 10.2. Fees and Expenses. Except as provided otherwise herein, each of Buyer and the Stockholders shall bear their own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.

         Section 10.3. Certain Definitions. For purposes of this Agreement:

                  (a) An "Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

                  (b) "Buyer Material Adverse Effect" means a material adverse effect on the ability of Buyer to perform its obligations under this Agreement;

                  (c) "GAAP" means generally accepted accounting principles, consistently applied;

                  (d) "Losses" of a Person means any and all losses, liabilities, damages, claims, awards, judgments, costs and expenses (including reasonable attorneys' fees) actually suffered or incurred by such Person;

                  (e) "Material Adverse Effect" means a material adverse effect on the financial condition or business of the Companies and their subsidiaries, taken as a whole, except for any such effects resulting from (i) this Agreement, the transactions contemplated hereby or the announcement thereof, (ii) changes in general economic or political conditions or the securities markets in general, or (iii) changes, after the date of this Agreement, in conditions generally applicable to businesses in the same industries of the Companies and their subsidiaries including (A) changes in laws generally applicable to such businesses or industry and (B) changes in U.S. or Canadian GAAP or its application;

                  (f) "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

                  (g) "Pre-Closing Tax Period" means all tax periods ending on or before the Closing Date and the portion of any Straddle Period which precedes and includes the Closing Date;

                  (h) "Stockholder Material Adverse Effect" means a material adverse effect on the ability of the Stockholders to perform their obligations under this Agreement;

                  (i) "Straddle Period" means a taxable year or period beginning before the Closing Date and ending after the Closing Date; and

                  (j) "Taxes" means all U.S. or Canadian taxes imposed of any nature including any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax or employer health tax), capital tax, real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, GST, prohibited tax, premiums tax, occupation tax, customs and import duties, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax or in respect of or pursuant to any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or other applicable law.

         Section 10.4. Interpretation. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

         Section 10.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         Section 10.6. Amendments. This Agreement may not be amended or modified, nor may compliance with any condition or covenant set forth herein be waived, except by a writing duly and validly executed by Buyer and the Stockholders, or in the case of a waiver, the party waiving compliance.

         Section 10.7. Entire Agreement; Severability. This Agreement (including the exhibits, schedules, documents and instruments referred to herein) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. If any term, condition or other provision of this Agreement is found to be invalid, illegal or incapable of being enforced by virtue of any rule of law, public policy or court determination, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

         Section 10.8. Third Party Beneficiaries. Except as expressly provided in this Agreement, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto.

         Section 10.9. Governing Law. This Agreement will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflict of laws.

         Section 10.10. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by operation of law or otherwise by the parties hereto. Any assignment in violation of the preceding sentence will be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         Section 10.11. Consent to Jurisdiction; Waiver of Jury Trial. The parties agree that jurisdiction and venue in any action brought by any party pursuant to this Agreement, any related documents or the transactions contemplated hereby or thereby shall lie exclusively in the applicable court located in the Province of Ontario. By execution and delivery of this Agreement, each party irrevocably submits to the exclusive jurisdiction of such courts for itself and in respect of its property with respect to such action. The parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action. The parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

         EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES

THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11.

         Section 10.12. Mutual Drafting. The parties hereto are sophisticated and have been represented by attorneys throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any agreement or instrument executed in connection herewith, and therefore waive their effects.

         Section 10.13. Remedies. It is specifically understood and agreed that any breach of the provisions of this Agreement or any other agreement executed and delivered pursuant to this Agreement by any party hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by law).

                  [Remainder of page intentionally left blank]

         IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase and Sale Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.


                                          STOCKHOLDERS:
                                          COOLBRANDS INTERNATIONAL INC.



                                          By:   ("Signed" David J. Stein)
                                                 -------------------------------
                                                Name:     David J. Stein
                                                Title:    President




                                          INTEGRATED BRANDS INC.:




                                          By:   ("Signed" Gary P. Stevens)
                                                --------------------------------
                                                Name:     Gary P. Stevens
                                                Title:    President




                                          BUYER:
                                          INTERNATIONAL FRANCHISE CORP.



                                          By:   ("Signed" Aaron Serruya)
                                                 -------------------------------
                                                Name:     Aaron Serruya
                                                Title:    President



                      Signature Page to Purchase Agreement

                                  SCHEDULES TO
                        STOCK PURCHASE AND SALE AGREEMENT


Introduction:
-------------

         These disclosure schedules (the "Schedules") are being delivered by CoolBrands International Inc. ("CoolBrands") and Integrated Brands, Inc. ("Integrated") as Stockholders pursuant to the Stock Purchase and Sale Agreement, dated as of December 23, 2005, by and among International Franchise Corp., as Buyer ("Buyer"), CoolBrands and Integrated (the "Agreement"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

           The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made by the Stockholders in the Agreement or that such information is material, nor shall such information be deemed to establish a standard of materiality, nor shall it be deemed an admission of any liability of, or concession as to, any defense available to the Stockholders. The section number headings used in these Schedules correspond to the section numbers in the Agreement and any information disclosed in any section of these Schedules shall be deemed to be disclosed and incorporated into any other section of these Schedules where such disclosure would be appropriate and reasonably apparent.

         These Schedules are qualified in their entirety by reference to specific sections of the Agreement and are not intended to constitute, and shall not be construed as constituting, representations or warranties of the Stockholders, except as and to the extent expressly provided in the Agreement.

         The information contained herein is being provided on a confidential basis and may not be disclosed except with the prior written consent of the Stockholders.

Schedule 2.1  Organization and Good Standing


None.

Schedule 2.2  Capitalization


None.

Schedule 2.3  Litigation


None.

Schedule 2.4  Intellectual Property



Bresler's
---------

     1.   Bresler's (1513125)

     2.   Bresler's Ice Cream & Yogurt (1603940)

I Can't Believe It's Yogurt
---------------------------

     1.   I Can't Believe It's Yogurt (1358561 and 1634273)

     2.   I Can't Believe It's Yogurt! & Design (1580343 and 1393438)

     3.   Miscellaneous Design (Bubble Talk Design)

Swensen's
---------

     1. Swensen's: Algeria (048185), Argentina (1604630, 1169801), Australia (B435458, B435460, B435459, B435457), Bahamas (10983, 11312), Barbados
          (81/2863), Benelux (426283, 385959, 404070, 358479), Bolivia (48709A,
          48708A, 48710A), Chile (712751, 475207), China (293320, 239607,
          239606, 239608), Colombia (277357), Cuba (122502, 112501), Denmark (VR
          198502513), Dominican Republic (36721, 37894), El Salvador (165),
          France (1551753), Germany (1024239), Greece (78241), Guatemala (48756,
          48669), Haiti (66/99, 65/99), Honduras (48178, 551), Hong Kong
          (474/85), Iceland (138/1985), Indonesia (353921, 204511), Ireland
          (B112838, B114369), Israel (52570, 52887), Italy (374844), Japan
          (1807878, 1444196), Kingdom of Cambodia (7322, 7323), Republic of
          Korea (398783, 40341), Kuwait (17731, 13325), Laos (4538), Lebanon
          (70173), Macau (00638), Malaysia (84003175), Malaysia/West Malaya (M/81267), Morocco (36338), Myanmar (IV53722001), New Zealand (153274,
          186876, 139487), Oman (9494, 9493), Panama (31156, 37362), Papua New
          Guinea (A54191, A54190, A 54189, A54192), Peru (3802, 1085),
          Philippines (65860), Portugal (228734), Puerto Rico (25240), Qatar
          (2573), Saudi Arabia (117/35, 131/100), Singapore (78970, T9208179A),
          Spain (908799, 908798), Sri Lanka (46774, 47652), Switzerland
          (300639), Taiwan (877522, 121374), Thailand (78542, KOR15754),
          Trinidad and Tobago (14235), Tunisia (EE.85.162), Turkey (84484), United Arab Emirates (2011, 2010), United Kingdom (1277053), United States (1195836, 1034008, 1195835), Venezuela (18900-D, 111994-F),
          Vietnam (15637)

     2.   Swensen's Design: Hong Kong (1968/1980), Taiwan (883365, 124366),
          Thailand (KOR148158)

     3.   Swensen's & Design: United States (1257441), Vietnam (15636)

     4.   Swensen's and Design: United States (1146477)

     5. Swensen's & Sundae Design: Australia (B323163), Fiji (17676), Finland (89061), Hong Kong (1967/1980), Indonesia (285697), Japan (1701078),
          Kingdom of Cambodia (7324, 7325), Laos (4540), Malaysia/West Malaya (M81268), Myanmar (IV53732001), New Zealand (144821), Singapore (78971), Sweden (181149), Thailand (KOR148158), United Kingdom (B1165026, B1229351), Vietnam (15635)

     6.   Swensen's Sundae Design: Denmark (3034/1982), Japan (3167748)

     7. Swensen's & Stained Glass Design: Australia (A333954), Brunei Darussalam (9280), Hong Kong (351/1981), Japan (1701077),
          Malaysia/West Malaya (M81266), Portugal (202024), Singapore (78969)

     8. Swensen's In Stained Glass Design: Australia (A323162), Malaysia (1275/79), Malaysia - Sarawak (19483)

     9.   Swensen's Ice Cream: United States (975174)

     10.  Swensen's Ice Cream Factory: Japan (1701079)

     11.  Swensen's In Chinese Characters: Hong Kong (1857/83), Singapore
          (3952/84)

     12.  Swensen's Logo: Taiwan (134036, 883366)

     13.  Swens: Italy (45345345345), Singapore (T9208180E)

     14.  Swensen's Sundae Device: Norway (114427)

     15. Earle Swensen's Ice Cream Est. 1948 & Design: United States (Published, 78/426213)

     16.  In The Rich Tradition Of Old San Francisco: United States (1130961)

     17. Swensen's In The Rich Tradition Of Old San Francisco & Design: United States (1150568)



                                   [REDACTED]


According to publicly available information, Yogen Fruz World Wide, Inc. acquired the assets of Ice Cream Churn Inc. and Ice Cream Churn Enterprises Inc. in January 1998. It appears, however, that Ice Cream Churn Inc. is still listed in the Missouri trademark registration files as the owner of two related Ice Cream Churn marks.

Schedule 2.5  Consents and Approvals


(a)

None.

(b)

Part I

Lease Agreement, dated July 19, 2002, by and between Fashion Show Expansion LLC and Swensen's Las Vegas, Inc. t/a Tropicana Smoothies, Juices & More.

Lease Agreement, dated September 7, 1979, by and between Paradise Village Investment Company and Loel Ice Cream (now under Swensen's of Arizona).

Part II
     Lease Agreement, dated July 10, 2001, by and between Mare-Bear, Inc. and CoolBrands Operating Company. (Stardust).*

     The Companies own 50% of Schrafft's of Nevada, Inc. (document mistakenly refers to Schrafft's of New York). The consent of the owner of the remaining 50% may be required with respect to any transfers thereof.*

Part III
     Consent of JP Morgan Chase.


(*) [REDACTED]

Schedule 2.8  Encumbrances



     1. JP Morgan Chase has a lien on substantially all of the assets of the Stockholders. Such lien will be released with respect to the assets of the Included Franchise Business as of the closing. In addition, the Companies and Subsidiaries are guarantors of the loans from JP Morgan Chase, which will be terminated as of the closing.

     2. Yogen Fruz Canada Inc. Lien File No. 615484161, securing Holand Leasing 1995 Ltd.'s interest in a 2003 Yukon Denali.

     3. Yogen Fruz Canada Inc. Lien File No. 613103652, securing Holand Leasing 1995 Ltd.'s interest in a 2005 Porsche Cayenne.

     4. Yogen Fruz Canada Inc. Lien File No. 611890497, securing Holand Leasing 1995 Ltd.'s interest in a 2003 Yukon Denali.

     5. Yogen Fruz Canada Inc. Lien File No. 60330207, securing Holand Leasing 1995 Ltd.'s interest in a 2004 Porsche 911.

     6. Yogen Fruz Canada Inc. Lien File No. 895140684, securing Holand Leasing 1995 Ltd.'s interest in a 2003 Mercedes SL55.

     7. Yogen Fruz Canada Inc. Lien File No. 890210664, securing Holand Leasing 1995 Ltd.'s interest in a 2003 Mercedes SL500.

     8. Yogen Fruz Canada Inc. Lien File No. 890153838, securing Holand Leasing 1995 Ltd.'s interest in a 2002 Chevrolet Suburban.

     9. Yogen Fruz Canada Inc. Lien File No. 606673143, securing Holand Leasing 1995 Ltd.'s interest in a 2004 Bentley Cont GT.

     10. Yogen Fruz Canada Inc. Lien File No. 605854953, securing Holand Leasing 1995 Ltd.'s interest in a 2005 Dodge Caravan.

Schedule 2.09  Taxes

None.

Schedule 2.10  Included Franchise Business Trust Funds

The Included Franchise Business Trust Funds consist of the lease deposits set forth below and all amounts in the Yogen Fruz Canada, Inc. advertising trust account. As of November 30, 2005, the amount was $[REDACTED].


---------------------- --------------------------- ---------------------------------- ---------- ---------------
                                                                                                    CURRENT
---------------------- --------------------------- ---------------------------------- ---------- ---------------
       SHOP #                  DEPOSITOR                       MALL NAME                STATE       BALANCE
---------------------- --------------------------- ---------------------------------- ---------- ---------------
                                                   [REDACTED]

Schedule 4.2  Conflicts of Buyer


None.

Schedule 4.3  Buyer Consents


(a) Governmental Consents


None.


(b) Third-Party Consents


None.

Schedule 4.4  Buyer Litigation


None.

Schedule 6.1  U.S. Hired Employees and Severance Arrangements


U.S. Hired Employees (in addition to employees at stores owned or operated by the Companies or their subsidiaries): [REDACTED]